Exhibit (a)(1)(vi)
The Zweig Fund, Inc.
c/o Zweig Advisers, LLC
1540 Broadway, 16th Floor
New York, NY 10036
Dear Stockholder:
At meetings held on March 28, 2016 and April 19, 2016, the Board of Directors (the “Board”) of The Zweig Fund, Inc. (the “Fund”) voted in favor of a proposal to conduct a tender offer campaign comprised of one unconditional tender offer and two conditional tender offers, all for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”). The initial tender offer will be for up to 15% of the Fund’s outstanding shares of common stock, par value $0.10 per share (the “Shares”) and the two conditional tender offers, occurring in 6 month intervals after the expiration of the unconditional tender offer, will be for up to 5% of the Fund’s outstanding Shares (if the condition is met).
Accordingly, the Fund is hereby commencing an offer to purchase up to 15% of the Fund’s outstanding Shares for cash at a price equal to 98% of the Fund’s NAV as of the close of regular trading on the New York Stock Exchange (“NYSE”) on May 26, 2016 or the last business day through which the Offer is extended, upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the “Offer”).
The Offer is intended to provide tendering Stockholders with a monetary benefit to the extent that the tender price is above the trading price of the Fund’s Shares. The deadline for participating in the Offer is 11:59 p.m., New York time, May 26, 2016, or such later date through which the Offer is extended.
Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted on or about June 10, 2016, unless the Offer is extended.
If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares.
As of March 31, 2016, the Fund’s NAV was $14.49 and 20,078,593 Shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting Georgeson LLC, the Fund’s Information Agent, toll free at (866) 413-5901.
Neither the Fund nor its Board is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related material should be directed to Georgeson LLC, the Fund’s Information Agent, at (866) 413-5901.
Very truly yours,
William J. Renahan
Vice President, Chief Legal Officer and Secretary
April 29, 2016